Filed Pursuant to Rule 433

Registration No. 333-232144

Fact Sheet | January 5, 2021
Buffered SuperTrack Notes
Issuer:	Barclays Bank PLC
Tenor:	Approximately 18 months
Reference Asset:	The S&P 500 INDEX (Bloomberg ticker: ‘SPX <Index>’)
Upside Leverage Factor:	1.25
Maximum Return:	At least 11.15%, to be determined on the Initial Valuation Date
Barrier Value:	90.00% of the Initial Value
Buffer Percentage:	10.00%
CUSIP / ISIN:	06747QVQ7 / US06747QVQ71
Initial Value:	The Closing Value of the Reference Asset on the Initial Valuation Date
Final Value:	The Closing Value of the Reference Asset on the Final Valuation Date
Initial Valuation Date:	January 11, 2021
Issue Date:	January 14, 2021
Final Valuation Date:	July 11, 2022
Maturity Date:	July 14, 2022
Selected Structure Definitions
Payment at Maturity:

If you hold the notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to:

●  If the Final Value is greater than or equal to the Initial Value, an amount calculated as follows:

$1,000 + ($1,000 × lessor of (a) Reference Asset Return × Upside Leverage Factor and (b) Maximum Return)

●  If the Final Value is less than the Initial Value, but greater than or equal to the Buffer Value, $1,000 per $1000 principal note; or

●  If the Final Value is less than the Buffer Value, an amount calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

If the Final Value is less than the Buffer Value you will lose 1.00% of the principal amount of your notes for every 1.00% that the Reference Asset Return falls below -10.00%. You may lose up to 90.00% of the principal amount of your notes at maturity.

Reference Asset Return:	The performance of the Reference Asset from the Initial Value to the Final Value
All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated January 5, 2021 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment, including any payment at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.
Hypothetical Payment at Maturityƚ

Reference Asset Return	Payment at Maturityƚ	Total Return on Notesƚ
15.00%	$1,115.00	11.15%
10.00%	$1,115.00	11.15%
8.00%	$1,100.00	10.00%
5.00%	$1062.50	6.25%
3.00%	$1037.50	3.75%
0.00%	$1000.00	0.00%
-10.00%	$1000.00	0.00%
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-50.00%	$600.00	-40.00%
-60.00%	$500.00	-50.00%
-70.00%	$400.00	-60.00%
-80.00%	$300.00	-70.00%
-90.00%	$200.00	-80.00%
-100.00%	$100.00	-90.00%

ƚ Assuming that the Maximum Return will be set at 11.15%

Fact Sheet | January 5, 2021
Buffered SuperTrack Notes
Summary Characteristics of the Notes
•
Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 1.50% of the principal amount of the notes, or up to $15.00 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.
•
Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $954.60 and $974.60 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.
•
Potential for Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Final Value is less than the Buffer Value, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Reference Asset Return falls below -10.00%. You may lose up to 90.00% of the principal amount of your notes. Any payment on the notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.
•
Potential Return Limited to the Maximum Return—Your potential return on the notes will not exceed the Maximum Return. Because the Upside Leverage Factor is equal to 1.25, assuming the Maximum Return is set to 11.15%, you would not benefit from any appreciation of the Reference Asset beyond a Reference Asset Return of 8.92%, which may be significant.
•
Payment at Maturity Is Based Solely on the Closing Value on the Final Valuation Date—The Final Value (and resulting Reference Asset Return) will be based solely on the Closing Value of the Reference Asset on the Final Valuation Date (as compared to the Initial Value). Therefore, if the value of the Reference Asset drops on or before the Final Valuation Date, then the Payment at Maturity you may receive on the notes may be significantly less than it would have been had such payment been linked to the values(s) of the Reference Asset at any time prior to such drop.

Summary Risk Considerations
•
Credit of Issuer—The notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the notes.
•
U.K. Bail-In Power—Each holder and beneficial owner of notes acknowledges, accepts, and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.
•
Historical Performance—The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the notes.
•
Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.
•
Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.
•
Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.
Other Information
This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:
https://www.creativeservices.barclays/docs/200007927/06747QVQ7.pdf
You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.
You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.